Ournett Holdings, Inc.
 500 Fifth Avenue, Suite 1420
 New York, NY 10110

February 6, 2014

Via Edgar
Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:
Ournett Holdings, Inc.
Amendment No. 2 Registration Statement on Form S-1
Filed January 3, 2014
File No. 333-192415

Ms. Spirgel:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated January 3, 2013 (the “Comment Letter”) relating to the Amendment No. 1 to the Form S-1 filed January 3, 2013, (the “Form S-1”), of Ournett Holdings, Inc. (“Ournett” or the “Company”).  We have made revisions to the Form S-1 in response to the Comment Letter.  The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

General

1.	We note your response to prior comment 1 in our letter dated December 11, 2013, where you contend that you are not a shell company. However, your statement on page 1, that you are a company “without revenues or operations,” with “minimal assets and have incurred losses since inception,” closely accords with the definition of a shell company in Rule 405. With a view towards more detailed disclosure in MD&A, please provide us with a more precise accounting of how your expenses to date have been directed at your business operations. It appears that most of your expenses to date have been used for your organization and the filing of this registration statement. Until you begin to record revenues or expend a material amount of cash towards developing your business, your company is considered a shell company. Therefore, please identify your company as a shell company, and discuss the unavailability of Rule 144 for unregistered resales as long as you remain a shell company.

Response

We kindly disagree with your assessment that we are a shell. From August 2013 through the date hereof, we have incurred $40,702.50 in expenses associated with the development of our ecommerce solution representing approximately 4,820 work hours. We have a team divided into three departments ((i) Management and Design, (ii) Development and (iii) Computer Programming) and a multidisciplinary group has worked to develop the design, the applications, the software and server. The work that has been done to date has been in connection with design of the website, the backend solution, the development of APPS and development of 3D APPS. With respect to the web architecture, we have elected to not utilize open sources but have instead elected to develop the web architecture from the ground up providing us with additional security. The applications that have been developed are available for IOS and are being adapted for Android platforms. These include geolocator for businesses, shows and events, amusement games for children and travel notebooks. Ournett has also negotiated with Best Buy and Softlayer to handle purchases for future bloggers and users. We have also engaged a musician and artist. We have revised the MD&A to include this disclosure.

Business, page 15

Recent Developments, page 15

2.	We note your statement that your “multidisciplinary team has been divided into three departments.” We note that you also refer to “staff members;” however, it does not appear that you have any employees. Please clarify.

Response

We have revised the business discussion under Recent Developments to remove the reference to staff members. Please note that each multidisciplinary team consist of executive officers and consultants. We have revised the disclosure accordingly.

 Our Advantage, page 15

3.	We note your response to prior comment 7 in our letter dated December 11, 2013. Please tell us how you will evaluate the suitability of bloggers for share issuances under Section 4(2) of the Securities Act of 1933 or Regulation D. Tell us whether you intend to solicit potential bloggers with the promise of shares for their services.

Response

In order to determine the suitability of bloggers under Section 4(2) or Regulation D, we intend to require each of the parties to complete an accredited investor questionnaire that will require that they each provide representations as to their accredited status. We do not intend to publicly solicit bloggers with the promise of shares. We intend to provide this ability to bloggers that we have an existing business relationship. We have revised the Our Advantage section on page 15 to include the above information.

General

1.	Please prominently disclose your shell company status throughout the prospectus, including on the prospectus cover page and in the prospectus summary and plan of distribution. Also revise your disclosure throughout your prospectus, including your risk factors, to highlight the illiquidity of your stock due to your shell company status, particularly the resale limitations of Rule 144(i).

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Response

We disagree with your assessment that the Company is a shell. The Company is not a shell company as defined under Rule 144(i). Rule 144(i) describes a shell company as a company with no or nominal operations or no or nominal assets. However, as discussed in Footnote 172 of SEC Release No. 33-8869, “Rule 144(i)(1)(i) is not intended to capture a startup company, or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having no or nominal operations.”

The Company has a very specific business purpose and a bona fide plan of operations which involves the developing an e-commerce marketplace that connects merchants to consumers by offering primarily goods at a discount. We are a start-up company pursuing an actual business as evidenced by the efforts of our officers and directors in procuring outside investment in the Company, developing and pursuing our business model and developing our website.

Although Ournett was recently formed and has a limited assets base, the Company’s employees have contributed a significant amount of time and energy in developing the e-commerce website and potential sales leads. Initially, we were focused on forming out company and other administrative matters. However, we then transitioned into web design, engaged software developers and other service providers. Our website is located at www.ournett.com.

In connection with the development of our platform, we are presently addressing three areas – (1) design, (2) development and 3D APPS and computer programming – APPS and service. In addition to our technical staff and consultants, we have contracted an artist and musician in connection with the development of our web site. Collectively, we have logged approximately 3,300 hours into the development of our web site. Our work has been focused on design, programming of our site including animation, APPS and database, developing a plan for our servers and developing our web layout. Further, we have developed a specific programming language which will provide an extra layer of security. We have also entered into an agreement with a reputable third-party to provide computer infrastructure and relates services.

We are currently negotiating agreements with potential merchant partners and bloggers. We have contacted approximately 50 potential bloggers in various industries and continue to follow up with these leads. We are also in the process of contacting an additional 25 bloggers in the near future.

These matters are described in the section of the Prospectus entitled BUSINESS and subheadings thereunder as well as in an expanded MD&A section. The fact that resources are limited does not change the fact that the Company has a specific business plan that it is attempting to implement. It also must and has disclosed its risks and limitations to potential investors. However, those risks and limitations do not mean that a business plan does not exist nor that efforts are not underway to implement the plan. The Company, because of the state of its operations and its asset base, which includes an ecommerce market place, is a start-up company and not a shell company.

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The Company hereby acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact our attorney, Stephen Fleming, at 516-833-5034 if you have any questions or comments.  Thank you.

Very truly yours,

/s/ Fernando Koatz

Fernando Koatz, CFO, Secretary and Director

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